EXHIBIT 99.2

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

Three and six -month periods ended June 30, 2017 and 2016

(unaudited)

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position (unaudited)

As at (in US dollars)	Note	June 30, 2017	December 31, 2016
Assets
Current assets
Cash		$11,584,221	$9,434,495
Short-term investments		25,000,000	30,000,000
Interest receivable		128,041	307,579
Sales tax and other receivables		120,852	90,966
Investment tax credits receivable		259,263	139,223
Deferred financing costs		275,784	-
Prepaid expenses		732,222	652,158
Total current assets		38,100,383	40,624,421

Non-current assets
Property and equipment		37,199	38,163
Intangible assets	9	1,812,539	894,584
Total non-current assets		1,849,738	932,747

Total assets		$39,950,121	$41,557,168

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$5,920,402	$4,521,537
Income taxes payable		56,115	2,176
Total current liabilities		5,976,517	4,523,713
Non-current liabilities
Preferred shares	4	77,156,613	67,880,952
Embedded derivatives	4	169,436,007	117,824,611
Total non-current liabilities		246,592,620	185,705,563

Total liabilities		252,569,137	190,229,276

Equity
Common shares		324,017	272,391
Contributed surplus		1,160,709	498,471
Deficit		(214,103,742)	(149,442,970))
Total equity		(212,619,016)	(148,672,108)

Total equity and liabilities		$39,950,121	$41,557,168

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

(in US dollars)	Common shares		Contributed surplus	Deficit	Equity
	Shares	$	$	$	$
December 31, 2016	2,351,347	272,391	498,471	(149,442,970)	(148,672,108)
Exercise of stock options	99,013	51,626	(20,038)	-	31,588
Share-based compensation	-	-	682,276	-	682,276
Net loss and comprehensive loss	-	-	-	(64,660,772)	(64,660,772)
June 30, 2017	2,450,360	324,017	1,160,709	(214,103,742)	(212,619,016)

	Common shares		Contributed surplus	Deficit	Equity
	Shares	$	$	$	$
December 31, 2015	2,351,347	272,391	324,052	(91,930,991)	(91,334,548)
Share-based compensation	-	-	100,003	-	100,003
Net loss and comprehensive loss	-	-	-	(7,510,763)	(7,510,763)
June 30, 2016	2,351,347	272,391	424,055	(99,441,754)	(98,745,308)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss (unaudited)

		Three-month periods ended June 30,		Six-month periods ended June 30,
(in US dollars)	Note	2017	2016	2017	2016

Expenses

Research and development expenses		$6,332,519	$3,384,940	$9,740,030	$7,054,282
Investment tax credits		(70,414)	(28,023)	(120,040)	(74,945)
		6,262,105	3,356,917	9,619,990	6,979,337

General and administrative expenses		2,393,514	787,455	4,061,806	1,867,879

Interest income		(106,837)	(112,292)	(187,834)	(215,436)
Financial expenses (income)	7	14,677,698	(2,625,595)	51,024,782	(1,193,975)

Net loss before income taxes		23,226,480	1,406,485	64,518,744	7,437,805

Income tax expense		97,665	40,500	142,028	72,958

Net loss and comprehensive loss		$(23,324,145)	$(1,446,985)	$(64,660,772)	$(7,510,763)

Basic and diluted loss per share		$(9.54)	$(0.62)	$(26.88)	$(3.19)
Weighted average number of outstanding basic and diluted shares		2,445,729	2,351,347	2,405,187	2,351,347

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three-month periods ended June 30,		Six-month periods ended June 30,
(in US dollars)	Note	2017	2016	2017	2016

Operating activities
Net loss		$(23,324,145)	$(1,446,985)	$(64,660,772)	$(7,510,763)
Adjusting items
Interest income recognized in net loss		(106,837)	(112,292)	(187,834)	(215,436)
Depreciation of property and equipment	6	6,314	8,773	13,792	17,719
Amortization of intangible assets	6	48,227	34,194	82,045	68,387
Transaction costs recognized in net loss	7	-	-	35,175	-
Embedded derivative loss recognized in net loss	4	13,578,536	(3,554,627)	48,895,585	(2,915,867)
Accretion of preferred shares	4	1,097,699	928,687	2,085,737	1,844,058
Share-based compensation		598,535	47,264	682,276	100,003
Net foreign exchange gain		(8,353)	(2,244)	(15,393)	(131,066)
Income tax expense recognized in net loss		97,665	40,500	142,028	72,958
Income taxes paid		(42,500)	(5,280)	(88,089)	(5,280)
Net changes in working capital
Sales tax and other receivables		(64,316)	(5,240)	(25,024)	15,759
Investment tax credits receivable		(70,414)	182,316	(120,040)	135,394
Deferred financing costs		(182,240)	-	(275,784)	-
Prepaid expenses		(75,603)	112,328	(80,064)	(438,793)
Accounts payable and accrued liabilities		2,246,567	(537,481)	1,377,851	(992,406)
Net operating cash flows		(6,200,865)	(4,310,087)	(12,138,511)	(9,955,333)

Investing activities
Interest income received		36,329	17,056	367,372	30,453
Acquisition of short-term investments		(5,000,000)	-	(25,000,000)	(40,000,000)
Maturity of short-term investment		-	-	30,000,000	-
Acquisition of property and equipment		(5,302)	-	(12,828)	(19,475)
Acquisition of intellectual property		(1,000,000)	-	(1,000,000)	-
Net investing cash flows		(5,968,973)	17,056	4,354,544	(39,989,022)

Financing activities
Issuance of common shares		5,859	-	31,588	-
Issuance of preferred shares		-	-	10,000,080	-
Issue costs of preferred shares		-	-	(129,520)	-
Net financing cash flows		5,859	-	9,902,148	-

Net increase (decrease) in cash		(12,163,979)	(4,293,031)	2,118,181	(49,944,355)
Cash at beginning of period		23,722,034	12,589,720	9,434,495	58,106,885
Effect of exchange rate fluctuations on cash held		26,166	1,624	31,545	135,783
Cash at end of period		$11,584,221	$8,298,313	$11,584,221	$8,298,313

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

1.	General information

Clementia Pharmaceuticals Inc. (the Company or Clementia) is a clinical stage biopharmaceutical company that is developing disease-modifying treatments for patients suffering from debilitating bone and other diseases with high unmet medical need. The Company’s lead product candidate, palovarotene, is an oral small molecule, first-in class, retinoic acid receptor gamma (RARγ) agonist that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. The Company is developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondroma (MO).

On August 2, 2017, the Company completed its initial public offering (IPO) and issued 8 million common shares at $15 per share for total gross proceeds of $120 million. Morgan Stanley & Co. LLC and Leerink Partners LLC acted as book-running managers for the offering with Wedbush Securities Inc. and BTIG, LLC acting as co-managers. The Company has granted its underwriters a 30-day option to purchase an additional 1.2 million common shares at the IPO price. The Company’s common shares are now listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

Clementia has not generated any revenue and has incurred net losses in each year since its inception and has an accumulated deficit of $214,103,742 as at June 30, 2017. Net losses were $64,660,772 for the six-month period ended June 30, 2017 and $57,511,979 for the year ended December 31, 2016 resulting primarily from non-cash charges incurred in connection with the accounting of our preferred shares and embedded derivatives, as well as costs incurred in connection with research and development activities and general and administrative costs associated with operations. Operating activities used $12,138,511 in cash for the six-month period ended June 30, 2017 and $18,828,083 for the year ended December 31, 2016. The Company expects that its existing cash and short-term investments as of June 30, 2017 will enable it to fund its planned operating expenses for at least the next twelve months from June 30, 2017, without consideration for the net proceeds of its IPO.

We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance clinical development of palovarotene by conducting clinical trials; continue research and development efforts to support clinical development of additional RARγ agonist candidates; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large-scale manufacturing capabilities; seek regulatory approval for our product candidates; add personnel to support our product development and future commercialization; add operational, financial and management information systems; maintain, leverage and expand our intellectual property portfolio; and operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. As a result, we may need additional financing to support our continuing operations.

6

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Clementia is incorporated under the laws of Canada. The address of the Company’s registered office is 4150 Sainte-Catherine Street West, Suite 550, Montréal, Québec, Canada, H3Z 2Y5.

2.	Significant accounting policies

Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and were approved by the board of directors and authorized for issue on August 9, 2017. On July 19, 2017, the Company amended its articles of incorporation to effect an 11.99-for-1 stock split of all of the Company’s common shares. As a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in these interim condensed consolidated financial statements have been retrospectively adjusted to reflect this stock split for all periods presented.

These interim condensed consolidated financial statements were prepared using the same accounting policies as set forth in notes 2 and 3 in the audited consolidated financial statements of the Company for the year ended December 31, 2016, except as discussed in note 4. These interim condensed consolidated financial statements do not include all the notes required in annual financial statements. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2016.

The preparation of the Company’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenditures, assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, estimates and judgements are evaluated. The Company bases its estimates on the most probable set of economic conditions and planned course of action, historical experience, known trends and events, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. Uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which these estimates are revised and in any future periods affected.

7

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

Balances and transactions that are subject to a high degree of estimation are the estimation of accrued expenses and the valuation of the embedded derivatives of the preferred shares. The critical accounting judgements and key sources of estimate uncertainty are consistent with those in the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2016.

Deferred financing costs

Financing costs consist of legal and other advisory costs related to the Company’s IPO of its common shares. Financing costs allocated to the listing of the Company’s existing common shares in the amount of $868,877 are expensed as incurred under general and administrative expenses. Financing costs allocated to estimated new common shares issued as part of the IPO are deferred until completion of the IPO. At June 30, 2017, the Company had deferred financing costs of $275,784. Upon completion of the IPO, deferred financing costs were transferred to share capital as a reduction of the IPO proceeds.

3.	Future changes in accounting policies

The IASB has issued several new standards and amendments to standards and interpretations that are not effective for the year ended December 31, 2016, and although early adoption is permitted, they have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the effect, if any, the following new standards and amendments will have on its financial results.

(i)	Financial Instruments (IFRS 9), effective for annual periods beginning on or after January 1, 2018, replaces the requirements in IAS 39, Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities. IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements and results in a single impairment model being applied to all financial instruments. IFRS 9 also modified the hedge accounting model to incorporate the risk management practices of an entity. Additional disclosures will also be required under the new standard. Early adoption of IFRS 9 is permitted.

(ii)	Leases (IFRS 16), effective for annual periods beginning on or after January 1, 2019, provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). Earlier application of IFRS 16 is permitted for companies that have also adopted IFRS 15, Revenue from Contracts with Customers.

4.	Preferred shares

On March 16, 2017, the Company completed a $10,000,080 Class C financing with a new investor. Under the agreed terms, the Company issued 841,410 Class C redeemable convertible preferred shares at $11.88 per share for a total consideration of $10,000,080, less $129,520 in share issuance costs. The terms of the Class C redeemable convertible preferred shares are substantially similar as those of the Class A and B redeemable convertible preferred shares.

8

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

As at June 30, 2017, there were 13,409,796 Class A redeemable convertible preferred shares issued and outstanding at a price of $2.44 per share (13,409,796 as at December 31, 2016), 5,825,018 Class B redeemable convertible preferred shares issued and outstanding at a price of $10.30 per share (5,825,018 as at December 31, 2016) and 841,410 Class C redeemable convertible preferred shares issued and outstanding at a price of $11.88 per shares (nil as at December 31, 2016). As at June 30, 2017 and pursuant to certain terms and conditions, the Class A, B and C redeemable convertible preferred shares are convertible on a one-for-one basis into 20,076,224 common shares. Subsequent to June 30, 2017 and upon completion of the IPO, all classes of preferred shares were converted on a one-for-one basis into common shares (see Subsequent events note 11).

Changes in preferred shares and embedded derivatives for the six-months ended June 30, 2017 and 2016 were as follows:

	Preferred shares			Embedded derivative
	Class A	Class B	Class C	Class A	Class B	Class C
Balance, December 31, 2016	$24,993,486	$42,887,466	$-	$83,355,470	$34,469,141	$-
Issuance of preferred shares	-	-	7,284,269	-	-	2,715,811
Transaction costs	-	-	(94,345)	-	-	-
Accretion during the period	307,595	662,239	18,204
Loss (gain) on re-measurement at fair value	-	-	-	44,814,889	(9,497,840)	-
Balance, March 31, 2017	25,301,081	43,549,705	7,208,128	128,170,359	24,971,301	2,715,811
Accretion during the period	311,491	672,465	113,743	-	-	-
Loss (gain) on re-measurement at fair value	-	-	-	19,102,528	(4,498,721)	(1,025,271)
Balance, June 30, 2017	$25,612,572	$44,222,170	$7,321,871	$147,272,887	$20,472,580	$1,690,540

	Preferred shares			Embedded derivative
	Class A	Class B	Class C	Class A	Class B	Class C
Balance, December 31, 2015	$23,801,078	$40,337,696	$-	$61,893,086	$21,949,483	$-
Accretion during the period	292,504	622,867	-	-	-	-
Loss on re-measurement at fair value	-	-	-	424,997	213,763	-
Balance, March 31, 2016	24,093,582	40,960,563	-	62,318,083	22,163,246	-
Accretion during the period	296,203	632,484	-	-	-	-
Gain on re-measurement at fair value	-	-	-	(2,505,249)	(1,049,378)	-
Balance, June 30, 2016	$24,389,785	$41,593,047	$-	$59,812,834	$21,113,868	$-

The fair value of the embedded derivative conversion options prior to March 16, 2017 were estimated using a Monte Carlo simulation model.

9

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

The fair value of the embedded derivative conversion options at March 31, 2017, and at inception for the Class C preferred shares, were estimated using a hybrid of the probability-weighted expected return method (PWERM), weighted at 75%, and a Monte Carlo simulation model, weighted at 25%. The Company integrated a PWERM model into its valuation methodology during the first quarter of 2017 as it has undertaken tangible steps towards a qualifying IPO and it believes this model to be a more accurate estimation method of the conversion option.

The fair value of the embedded derivative conversion options at June 30, 2017 were estimated using a hybrid of the PWERM method, weighted at 95%, and a liquidation scenario, weighted at 5%. The shift in weight towards the PWERM model considers the Company’s progress towards a qualifying IPO.

Under the PWERM methodology, the fair value is estimated based upon the future implied equity values using a range of low, medium and high exit multiples. Exit multiples are derived from comparable public company transactions that compare the invested capital (being the aggregate of debt and shares) to the pre-IPO equity values. The estimated implied equity value is discounted back from the estimated time to exit to the valuation date.

The fair value of the embedded derivative conversion options were estimated at inception and on a recurring basis using the following key assumptions, including a nil dividend yield.

	June 30, 2017			Inception	Dec 31, 2016			June 30, 2016
	Class A	Class B	Class C	Class C	Class A	Class B	Class C	Class A	Class B	Class C
Fair value of embedded derivative per share	$10.98	$3.51	$2.01	$3.23	$6.22	$5.92	-	$4.46	$3.62	-
PWERM assumptions:
Range of exit multiples	3.2-3.7	3.2-3.7	3.2-3.7	3.4-4.1	-	-	-	-	-	-
Time to exit (in years)	0.08	0.08	0.08	0.50	-	-	-	-	-	-
Monte Carlo assumptions:
Starting equity value (in millions of $)	-	-	-	$298.1	$249.6	$249.6	-	$170.9	$170.9	-
Volatility	-	-	-	74%	68%	68%	-	86%	86%	-
Weighted average time to exit (in years)	-	-	-	0.75	0.85	0.85	-	1.75	1.75	-

10

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

These derivative liabilities are classified as a Level 3 in the fair value hierarchy. A reasonably possible movement in the estimated starting equity value, expected volatility or expected time to exit could significantly impact the fair value of the embedded derivative.

As at June 30, 2017, and assuming that all other variables remain constant, a 10% increase and decrease in the low-medium-high exit multiples would result in the approximate increase and decrease of $1.33 in the per-share fair value of the embedded derivative, respectively, for Class A, B and C preferred shares.

5.	Share-based payments

Under the Company’s Employee Stock Option Plan (ESOP), the Company can grant to its directors, management and employees non-transferrable stock options for the purchase of common shares. The maximum number of common shares available for issuance under the ESOP is limited to 3,786,886 as at June 30, 2017 (3,786,886 as at December 31, 2016).

Changes in the number of stock options outstanding are as follows:

	Three-month periods ended June 30				Six-month periods ended June 30
		2017		2016		2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of period	2,549,098	$1.07	2,462,914	$0.44	2,453,586	$0.44	2,462,914	$0.44
Issued during the period	468,809	$10.04	-	-	643,263	$9.95	-	-
Exercised during the period	(20,071)	$0.29	-	-	(99,013)	$0.32	-	-
Balance at end of period	2,997,836	$2.48	2,462,914	$0.44	2,997,836	$2.48	2,462,914	$0.44

The following table summarizes the information related to outstanding stock options as at June 30, 2017.

	Outstanding stock options			Exercisable stock options
Exercise price	Number of stock options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of exercisable stock options	Weighted average exercise price
$0.29	2,035,807	6.7		1,386,500
$0.69	264,787	7.8		144,348
$4.81	53,979	8.5		23,152
$9.70	174,454	9.7		-
$10.04	468,809	9.8		-
	2,997,836	7.5	$2.48	1,554,000	$0.40

11

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

During the three-month period ended June 30, 2017, the Company recorded a stock-based compensation expense of $598,535 ($47,264 during the three-month period ended June 30, 2016) of which $415,537 ($16,899 in 2016) was recorded in general and administrative expenses and $182,998 ($30,365 in 2016) in research and development expenses.

During the six-month period ended June 30, 2017, the Company recorded a stock-based compensation expense of $682,276 ($100,003 during the six-month period ended June 30, 2016) of which $440,792 ($38,312 in 2016) was recorded in general and administrative expenses and $241,484 ($61,691 in 2016) in research and development expenses.

As at June 30, 2017, the Company had $3.7 million of total unrecognized stock-based compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.4 years.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Six-month periods ended June 30
	2017	2016
Grant (number of stock options)	643,263	-
Weighted average fair value of stock options	$6.67	-
Weighted average exercise price	$9.95	-
Weighted average assumptions:
Share price	$9.95	-
Risk-free interest rate	1.96%	-
Expected dividend yield	Nil	-
Volatility factor	77.11%	-
Expected life (in years)	5.91	-

The Black-Scholes model requires subjective assumptions, which affect the calculated values. The assumptions used represent the Company’s best estimates at the time of grant.

As part of the 468,809 stock options granted on April 30, 2017, 309,342 stock options only begin vesting upon completion of the IPO. The Company has estimated that this non-market performance condition has been met at June 30, 2017 and has recorded stock-based compensation for these options.

12

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

6.	Additional information on the consolidated statements of loss and comprehensive loss

	Three-months ended June 30		Six-months ended June 30
	2017	2016	2017	2016
Included in research and development expenses:
Employee benefits expense	$1,141,917	$586,647	$1,925,788	$1,214,373
Depreciation of property and equipment	$4,193	$4,717	$8,866	$10,232
Expenses related to minimum operating lease payments	$106,728	$96,480	$208,351	$167,516
Included in general and administrative expenses:
Employee benefits expense	$969,934	$384,230	$1,486,740	$1,021,937
Depreciation of property and equipment	$2,121	$4,056	$4,926	$7,487
Amortization of intangible assets	$48,227	$34,194	$82,045	$68,387
Expenses related to minimum operating lease payments	$26,899	$30,001	$56,787	$69,427

7.	Financial expenses

	Three-months ended June 30		Six-months ended June 30
	2017	2016	2017	2016

Financial expenses
Transaction costs – embedded derivatives	$-	$-	$35,175	$-
Accretion – preferred shares	1,097,699	928,687	2,085,737	1,844,058
Loss (gain) on re-measurement at fair value	13,578,536	(3,554,627)	48,895,585	(2,915,867)
Bank charges and other interest	5,658	3,433	7,834	7,367
Foreign exchange losses (gains)	(4,195)	(3,088)	451	(129,533)
Total financial expenses	$14,677,698	$(2,625,595)	$51,024,782	$(1,193,975)

8.	Financial instruments

The Company has determined that the carrying amounts of its short-term financial assets and liabilities, including cash, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity for these instruments.

13

Clementia Pharmaceuticals Inc.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and six-month periods ended June 30, 2017 and 2016 (in US dollars)

9.	Commitments

On March 29, 2017, the Company entered into an exclusive licensing agreement with Galderma to obtain access to retinoic acid receptor gamma agonist compounds and was granted exclusive rights to use these in non-dermatological indications. In accordance with this agreement, and subsequent to March 31, 2017, the Company has paid a one-time license fee, which was recorded as an intangible asset, and is committed to making certain future payments based on the successful achievement of specific development and commercialization milestones related to the licensed Galderma compounds. Future single-digit royalty payments based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is unknown at this time.

10.	Segmented information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions, being the biopharmaceutical segment. The Company’s focus is on advancing treatments for people living with rare diseases, including FOP and MO.

All of the Company’s intangible assets are held in Canada. As at June 30, 2017, the Company’s property and equipment are held as follows: 77% held in Canada and 23% held in the United States.

11.	Subsequent events

On July 19, 2017, the Company amended its articles of incorporation to effect an 11.99-for-1 stock split of all of the Company’s common shares. The stock split was effective as of July 19, 2017 and, as a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in these interim condensed consolidated financial statements have been retrospectively adjusted to reflect this split for all periods presented.

On August 2, 2017, the Company filed a final prospectus with the Securities and Exchange Commission for its IPO. Immediately prior to the closing of this IPO (see note 4), the Class A, B and C preferred shares were converted into common shares on a one-for-one basis. In connection therewith and in the third quarter of 2017, the Company reduced its deficit by an amount equal to the excess of the carrying value of the preferred shares liability and embedded derivative liability immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares.

On August 2, 2017, the Company completed its IPO and issued 8 million common shares at $15 per share for total gross proceeds of $120 million. The Company has granted its underwriters a 30-day option to purchase an additional 1.2 million common shares at the IPO price. The Company’s common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

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